Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2024 and 2023. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at September 30, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	-	- (1)
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (2)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	-	- (3)
Domina Maritime Ltd.	Marshall Islands	-	-
Dulac Maritime S.A.	Marshall Islands	-	-
Longevity Maritime Limited	Malta	-	-

(1)	Management Company

(2)	Subject to a sale and leaseback financing transaction.

(3)	m/v Moon Globe was sold and delivered to her new owners on July 8, 2024.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $10,111 and $13,098 for the nine months periods ended September 30, 2024 and 2023, respectively. The fleet decreased from an average of 8.4 vessels during the nine months of 2023 to 6.8 vessels for the same period in 2024. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $15,794 and $10,724 for the nine months periods ended September 30, 2024 and 2023, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $440 per lightweight ton until September 30, 2023. During the fourth quarter of 2023, we adjusted the scrap rate from $440/ton to $480/ton due to the increased scrap rates worldwide.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is calculated based on the three-month SOFR rate and applicable margin.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain/(Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

Selected Information

Our selected consolidated financial and other data for the nine-month period ended September 30, 2024 and 2023 and as at September 30, 2024 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2023, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income Data

(In thousands of U.S. Dollars)

	Nine months ended September 30,
	2024	2023

	(unaudited)
Voyage revenues	25,905	23,822
Management & consulting fee income	274	273
Total Revenues	26,179	24,095

Voyage expenses, net	(859)	(3,840)
Vessel operating expenses	(9,917)	(12,771)
Depreciation	(4,081)	(3,668)
Depreciation of dry-docking costs	(2,404)	(3,298)
Administrative expenses	(2,941)	(2,702)
Administrative expenses payable to related parties	(3,586)	(521)
Reversal of impairment	1,891	4,400
Gain from sale of vessels	2	3,876
Other income/(expenses), net	5	(16)
Operating income	4,289	5,555
Interest income	2,272	1,668
Interest expense and finance costs, net	(4,330)	(3,077)
Gain on derivative financial instruments, net	218	781
Foreign exchange losses, net	(19)	(33)
Total finance losses, net	(1,859)	(661)
Net income and total comprehensive income for the period	2,430	4,894

Basic & diluted earnings per share for the period (1)	0.12	0.24
EBITDA (2) (unaudited)	10,973	13,269
Adjusted EBITDA (2) (unaudited)	8,881	4,245

(1) The weighted average number of shares (basic and diluted) for the nine-month period ended September 30, 2024 and 2023, was 20,582,301.

(2) Earnings/(losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments net, foreign exchange gains or losses net, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment, reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»         EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»         EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»         EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

»         other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Nine-month Period ended September 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2024	2023
	(Unaudited)	(Unaudited)
Total comprehensive income for the period	$2,430	$4,894
Interest and finance costs, net	2,058	1,409
Depreciation	4,081	3,668
Depreciation of drydocking costs	2,404	3,298
EBITDA (unaudited)	$10,973	$13,269
Gain on derivative financial instruments	(218)	(781)
Foreign exchange losses, net	19	33
Reversal of Impairment	(1,891)	(4,400)
Gain from sale of vessels	(2)	(3,876)
Adjusted EBITDA (unaudited)	$8,881	$4,245

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at September 30,	As at December 31,
	2024	2023
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	195,282	100,557
Advances for vessel acquisition	15,051	47,246
Other non-current assets	3,916	4,302
Total non-current assets	214,249	152,105
Cash and bank balances and bank deposits (including restricted cash)	60,827	74,292
Other current assets	5,006	5,004
Total current assets	65,833	79,296
Total assets	280,082	231,401
Total equity	178,400	175,970
Total debt & Financial liabilities net of unamortized debt discount	95,270	52,259
Other liabilities	6,412	3,172
Total liabilities	101,682	55,431
Total equity and liabilities	280,082	231,401

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Nine months ended September 30,
	2024	2023

	(Unaudited)
Statement of cash flow data:
Net cash generated from / (used in) operating activities	10,752	(5,462)
Net cash (used in) / generated from investing activities	(64,402)	21,614
Net cash generated from financing activities	39,152	9,333

	Nine months ended September 30,
	2024	2023

	(Unaudited)
Ownership days (1)	1,862	2,298
Available days (2)	1,862	2,225
Operating days (3)	1,848	2,181
Fleet utilization (4)	99.3%	98%
Average number of vessels (5)	6.8	8.4
Daily time charter equivalent (TCE) rate (6)	$13,450	$8,979
Daily operating expenses (7)	$5,326	$5,557

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Nine months ended September 30,
	2024	2023

	(Unaudited)
Voyage revenues	$25,905	$23,822
Less: Voyage expenses	$(859)	$(3,840)
Net revenues	$25,046	$19,982
Available days	1,862	2,225
Daily TCE rate (1)	$13,450	$8,979

(1) Subject to rounding.

Recent Developments

Acquisition of new vessels

On September 11, 2024, the Company paid the remaining $18 million at Nantong Cosco KHI Ship Engineering Co., Ltd. and on September 20, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on August 23, 2023 and was named “m/v GLBS Magic”. The total cost of the new vessel was approximately $35.3 million.

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels (the “Vessels”), a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt for a purchase price of $26.5 million, both financed with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the 2016-built Vessel has been paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the 2014-built Vessel will be paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, the Company took delivery of the m/v “GLBS Angel”, a 2016-built Kamsarmax dry bulk carrier. Delivery of the 2014-built Kamsarmax vessel is expected within December 2024.

Nine-month period ended September 30, 2024 compared to the nine-month period ended September 30, 2023

Net comprehensive income for the nine-month period ended September 30, 2024 amounted to $2.4 million or $0.12 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to a net comprehensive income of $4.9 million for the same period last year or $0.24 basic and diluted income per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the nine-month period ended September 30, 2024 compared to the nine -month period ended September 30, 2023 (expressed in $000’s):

9-month period of 2024 vs 9-month period of 2023

Net income and total comprehensive income for the 9-month period of 2023	4,894
Increase in Voyage revenues	2,083
Increase in Management & consulting fee income	1
Decrease in Voyage expenses	2,981
Decrease in Vessels operating expenses	2,854
Increase in Depreciation	(413)
Decrease in Depreciation of dry-docking costs	894
Increase in Total administrative expenses	(3,304)
Decrease in Reversal of Impairment	(2,509)
Decrease in Gain from sale of vessel	(3,874)
Decrease in Other expenses, net	21
Increase in Interest income	604
Increase in Interest expense and finance costs	(1,253)
Decrease in Gain on derivative financial instruments	(563)
Decrease in Foreign exchange losses	14
Net income and total comprehensive income for the 9-month period of 2024	2,430

Voyage revenues

During the nine-month period ended September 30, 2024 and 2023, our Voyage revenues reached $25.9 million and $23.8 million, respectively. The 9% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2024, compared to the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2024 was $13,450 per vessel per day against $8,979 per vessel per day during the same period in 2023, corresponding to an increase of 50%, which is attributed to the better conditions throughout the bulk market for the nine months of 2023. The Company operated a fleet of an average of 6.8 vessels during the first nine months of 2024 compared to an average of 8.4 vessels for the same period in 2023.

Voyage expenses, net

Voyage expenses reached $0.9 million during the nine-month period ended September 30, 2024, compared to $3.8 million during the same period last year mainly due to the decrease of ballast days from 252 days for the fleet during the first nine months of 2023 to only 35 days for the same period in 2024 which subsequently led to substantially decreased bunkers expenses. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the nine-month period ended September 30, 2024 and 2023, are analyzed as follows:

In $000’s	2024	2023
Commissions	335	307
Bunkers	293	3,163
Other voyage expenses	231	370
Total	859	3,840

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $9.9 million during the nine-month period ended September 30, 2024, compared to $12.8 million during the same period last year. The breakdown of our operating expenses for the nine-month period ended September 30, 2024 and 2023 was as follows:

	2024	2023
Crew expenses	57%	52%
Repairs and spares	12%	17%
Insurance	7%	7%
Stores	13%	15%
Lubricants	7%	6%
Other	4%	3%

Average daily operating expenses during the nine-month periods ended September 30, 2024 and 2023 were $5,326 per vessel per day and $5,557 per vessel per day respectively, corresponding to a decrease of 4%.

Depreciation

Depreciation charge during the nine-month period ended September 30, 2024, reached $4.1 million compared to $3.7 million during the same period in 2023. The increase is mainly attributed to the addition to the fleet of m/v GLBS Hero in January 2024 with a total cost of approximately $37.5 million, m/v GLBS Might in August 2024 with a total cost of approximately $35.3 million and m/v GLBS Magic in September 2024 with a total cost of approximately $35.3 million. The increase is partly counterbalanced due to the decrease of the fleet of the Company from an average of 8.4 vessels during the nine-month period ended September 30, 2023 to 6.8 vessels for the same period in 2024 and the increase of the scrap rate in our books from $440/ton to $480/ton during the fourth quarter of 2023, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties, increased to $6.5 million during the nine-month period ended September 30, 2024 compared to $3.2 million for the same period in 2023. The increase is mainly attributed to the $3 million bonus that was awarded on March 13, 2024 to a consultant affiliated with our chief executive officer, half of which was payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time.

Reversal of Impairment

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400.

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party.

Following the agreement to sell Moon Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891.

Gain from the sale of vessels

Gain from sale of vessels amounted to $3.8 million for the nine-month period ended September 30, 2023, as a result of the sale of Sky and Star Globe the Company recognized a gain of approximately $2.2 million and $1.6 million, respectively. Both vessels were delivered to their new owners in September 2023. For the nine-month period ended September 30, 2024 the gain from the sale of vessels amounted to $2 thousand as a result of the sale of Moon Globe. The vessel was delivered to her new owners in July 2024.

Interest Income

During the nine-month period ended September 30, 2024, interest income reached approximately $2.3 million compared to $1.7 million for the same period last year. This is mainly attributed to the increase of interest rates worldwide during 2024 and the fact that the Company has proceeded to secure short-term time deposits.

Interest expense and finance costs

Interest expense and finance costs reached $4.3 million during the nine-month period ended September 30, 2024, compared to $3.1 million in the same period of 2023. Interest expense and finance costs for the nine-month periods ended September 30, 2024 and 2023, are analyzed as follows:

In $000’s	2024	2023
Interest payable on long-term borrowings	3,889	2,735
Bank charges	42	37
Operating lease liability interest	29	23
Amortization of debt discount	215	263
Amortization of gain of Loan modification	127	-
Other finance expenses	28	19
Total	4,330	3,077

As at September 30, 2024, and 2023 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan and Sale and Leaseback agreements of an aggregate of $96 million and $54.2 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding balance under our Loan and Sale and Leaseback agreements. The weighted average interest rate from 8.2% during the nine-month period ended September 30, 2023 to 7.9% for the same period in 2024, which is mainly attributed to the lower margins achieved with the Company’s new loan agreement with Marguerite Maritime S.A. and sale and leaseback agreement with SK Shipholding S.A..

Gain on derivative financial instruments

For the nine-month periods ended September 30, 2024 and 2023, the Company recognized a gain of approximately $0.2 million and $0.8 million, respectively, net of interest for the period, according to the Interest Rate Swap valuations, which follows future interest rate variations and is included in the condensed consolidated statement of comprehensive income/(loss).

Liquidity and capital resources

As at September 30, 2024, and December 31, 2023, our cash and bank balances and bank deposits (including restricted cash) were $63.6 and $77.8 million, respectively.

As at September 30, 2024, the Company reported a working capital surplus of $52.3 million and was in compliance with the covenants included in the CIT loan facility and the loan facility with Marguerite Maritime S.A.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern and the unaudited interim condensed consolidated financial statements included elsewhere in this report were prepared under this assumption.

Net cash generated from operating activities for the nine-month period ended September 30, 2024 was $10.8 million compared to net cash used in operating activities of $5.5 million during the respective period in 2023. The increase in our cash generated from operating activities was mainly attributed to the decrease of the Payment of deferred dry docking costs from $9.6 million during the nine-month period ended September 30, 2023 to $0.5 million during the nine-month period under consideration.

Net cash used in investing activities for the nine-month period ended September 30, 2024 was $64.4 million compared to net cash generated from investing activities of $21.6 million during the respective period in 2023. The increase in our cash used in investing activities was mainly attributed to the payment of the last instalment amounting to $18.5 million for acquisition of the newbuilding vessel “m/v GLBS Hero” in January 2024 and the instalments for the new building vessels “GLBS Might” and “GLBS Magic”, paid in the first nine months of 2024, amounting to approximately $24.9 and $25 million, respectively.

Respectively, the amount generated from investing activities for the first nine months of 2023 is mainly attributed to the cash received from the sale of m/v Sun Globe, Sky Globe and Star Globe during the second and third quarter of 2023, partially offset by instalments for the new building with Hull No: S-1885 paid in March and September 2023, amounting to $3.8 million and $3.7 million, respectively, and the advances for the Hulls with No: S-K192 and S-3012 paid in August 2023 amounting to $7.5 million.

Net cash generated from financing activities during the nine-month period ended September 30, 2024 and 2023 were as follows:

	Nine months ended September 30,
In $000’s	2024	2023

	(Unaudited)
Proceeds from loans and sale and leaseback agreements	51,000	25,000
Repayment of long-term debt and sale and leaseback agreements	(5,004)	(4,685)
Prepayment of long-term debt	(2,567)	(10,505)
Decrease/(Increase) in restricted cash	(228)	1,741
Repayment of lease liability	(236)	(239)
Interest paid	(3,129)	(1,573)
Payment of financing costs	(684)	(406)
Net cash generated from financing activities	39,152	9,333

As at September 30, 2024 and 2023, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan and Sale and Leaseback agreements of an aggregate of $96 and $54.2 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) for the three and nine-month periods ended September 30, 2024 and 2023	F-2

Condensed Consolidated Statements of Financial Position as at September 30, 2024 (Unaudited) and December 31, 2023	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the nine-month periods ended September 30, 2024 and 2023	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2024 and 2023	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-17

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
REVENUES:
Voyage revenues	10	8,858	7,589	25,905	23,822
Management& consulting fee income		92	92	274	273
Total Revenues		8,950	7,681	26,179	24,095

EXPENSES& OTHER OPERATING INCOME:
Voyage expenses, net		(369)	(645)	(859)	(3,840)
Vessel operating expenses		(3,565)	(3,918)	(9,917)	(12,771)
Depreciation	5, 10	(1,465)	(1,175)	(4,081)	(3,668)
Depreciation of dry-docking costs	5	(635)	(1,024)	(2,404)	(3,298)
Administrative expenses		(945)	(941)	(2,941)	(2,702)
Administrative expenses payable to related parties	4	(1,202)	(170)	(3,586)	(521)
Reversal of impairment	5	-	-	1,891	4,400
Gain from sale of vessel	5	2	3,805	2	3,876
Other income/(expenses), net		38	(10)	5	(16)
Operating income		809	3,603	4,289	5,555

Interest income		839	746	2,272	1,668
Interest expense and finance costs		(1,807)	(1,197)	(4,330)	(3,077)
(Loss) / Gain on derivative financial instruments, net		(324)	299	218	781
Foreign exchange (losses) / gains, net		(67)	18	(19)	(33)

NET (LOSS) / INCOME FOR THE PERIOD		(550)	3,469	2,430	4,894
Other Comprehensive Income		-	-	-	-
NET COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD		(550)	3,469	2,430	4,894

Income/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the period	7	(0.03)	0.17	0.12	0.24

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2024 and December 31, 2023

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		September 30,	December 31,
ASSETS	Notes	2024	2023
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	195,282	100,557
Advances for vessel purchase	5, 10	15,051	47,246
Office furniture and equipment		104	85
Right of use asset	10	934	182
Restricted cash	3	2,725	3,530
Fair value of derivative financial instruments	11	143	495
Other non-current assets		10	10
Total non-current assets		214,249	152,105
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	427	808
Trade receivables, net		406	1,151
Inventories		963	1,256
Prepayments and other assets		3,210	1,789
Restricted cash	3	1,123	90
Cash and cash equivalents	3	59,704	74,202
Total current assets		65,833	79,296
TOTAL ASSETS		280,082	231,401

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(106,088)	(108,518)
Total equity		178,400	175,970
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	60,860	45,759
Financial liabilities, net of current portion	8	26,446	-
Provision for staff retirement indemnities		203	171
Lease liabilities	10	608	-
Total non-current liabilities		88,117	45,930
CURRENT LIABILITIES
Current portion of long-term borrowings	8	7,001	6,500
Current portion of financial liabilities	8	963	-
Trade and other accounts payable		3,154	362
Accrued liabilities and other payables		1,552	1,763
Current portion of lease liabilities	10	329	188
Deferred revenue		566	688
Total current liabilities		13,565	9,501
TOTAL LIABILITIES		101,682	55,431
TOTAL EQUITY AND LIABILITIES		280,082	231,401

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-months ended September 30, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2024	82	284,406	(108,518)	175,970
Net income for the period	-	-	2,430	2,430
Other comprehensive income	-	-	-	-
Total comprehensive income for the period	-	-	2,430	2,430
As at September 30, 2024	82	284,406	(106,088)	178,400

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2023	82	284,406	(113,790)	170,698
Net income for the period	-	-	4,894	4,894
Other comprehensive income	-	-	-	-
Total comprehensive income for the period	-	-	4,894	4,894
As at September 30, 2023	82	284,406	(108,896)	175,592

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-months ended September 30, 2024 and 2023

(Expressed in thousands of U.S. Dollars)

		Nine months ended September 30,
	Notes	2024	2023
Operating activities
Income for the period		2,430	4,894
Adjustments for:
Depreciation	5, 10	4,081	3,668
Depreciation of deferred dry-docking costs	5	2,404	3,298
Payment of deferred dry-docking costs		(470)	(9,570)
Reversal of impairment	5	(1,891)	(4,400)
Provision for staff retirement indemnities		31	19
Gain on derivative financial instruments		(218)	(781)
Gain on sale of vessel		(2)	(3,876)
Interest expense and finance costs		4,330	3,077
Interest income		(2,272)	(1,668)
Foreign exchange losses/(gains), net		12	20
(Increase)/decrease in:
Trade receivables, net		745	(798)
Inventories		293	1,722
Prepayments and other assets		(1,420)	549
Increase/(decrease) in:
Trade and other accounts payable		2,792	(1,993)
Accrued liabilities and other payables		29	203
Deferred revenue		(122)	174
Net cash generated from / (used in) operating activities		10,752	(5,462)
Cash flows from investing activities:
Net Proceeds from sale of vessel	5	11,498	35,097
Vessel acquisition	5	(70,486)	-
Advances for vessel acquisition	5, 10	(7,521)	(14,987)
Improvements		(120)	(127)
Purchases of office furniture and equipment		(45)	(37)
Interest received		2,272	1,668
Net cash (used in) / generated from investing activities		(64,402)	21,614
Cash flows from financing activities:
Proceeds from loans	8	51,000	25,000
Repayment of long-term debt	8	(5,004)	(4,685)
Prepayment of long-term debt	8	(2,567)	(10,505)
Decrease/(Increase) in restricted cash	3	(228)	1,741
Repayment of lease liability		(236)	(239)
Payment of financing costs		(684)	(406)
Interest paid		(3,129)	(1,573)
Net cash generated from financing activities		39,152	9,333
Net (decrease) / increase in cash and cash equivalents		(14,498)	25,485
Cash and cash equivalents at the beginning of the period	3	74,202	52,833
Cash and cash equivalents at the end of the period	3	59,704	78,318

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at September 30, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	-	- (1)
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (2)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	-	- (3)
Domina Maritime Ltd.	Marshall Islands	-	-
Dulac Maritime S.A.	Marshall Islands	-	-
Longevity Maritime Limited	Malta	-	-

(1)	Management Company

(2)	Subject to a sale and leaseback financing transaction as further described in Note 8.

(3)	m/v Moon Globe was sold and delivered to her new owners on July 8, 2024 (Note 5).

Except for the changes disclosed in note 2, these unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the nine-month period ended September 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The unaudited interim condensed consolidated financial statements as at and for the nine months ended September 30, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.            Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2023 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report.

The unaudited interim condensed consolidated financial statements as at September 30, 2023 and for the nine months then ended, were approved for issuance by the Board of Directors on November 28, 2024.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at September 30, 2024, the Company reported a total comprehensive income of $2,430 for the nine month period ended September 30, 2024, Cash and cash equivalents of $59,704, a working capital surplus of $52.2 million (absolute amount) and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

2.            Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2023, as included in Note 2 to the Company’s consolidated financial statements included in the 2023 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the nine-month period ended September 30, 2024 other than the IFRS amendments which have been adopted by the Company as of 1 January 2024 and accounting policy for the Sale and leaseback transactions as indicated below:

•	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements. The amendments introduce supplemental disclosure requirements for the entities’ supplier finance arrangements

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments). The amendments clarify the principles in IAS 1 for the classification of liabilities as either current or non-current.

•	IFRS 16 Leases: Lease Liability in a Sale and Leaseback (amendments). The amendments improve the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction in IFRS 16, while it does not change the accounting for leases unrelated to sale and leaseback transactions

The newly adopted amendments did not have a material impact on the Company’s accounting policies.

Below the recent accounting pronouncements issued, but not yet effective and not early adopted by the Company:

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Changes in Accounting policies and Recent accounting pronouncements (continued)

•	IFRS 18 Presentation and Disclosure in Financial Statements. On April 2024, the IASB issued the IFRS 18 - Presentation and Disclosure in Financial Statements which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss. It requires an entity to classify all income and expenses within its statement of profit or loss into one of the five categories: operating; investing; financing; income taxes; and discontinued operations. These categories are complemented by the requirements to present subtotals and totals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards. IFRS 18 is effective for reporting periods beginning on or after 1 January 2027, with earlier application permitted, Retrospective application is required in both annual and interim financial statements.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

•	IFRS 19 Subsidiaries without Public Accountability: Disclosures. On May 2024, the IASB issued the IFRS 19 - Subsidiaries without Public Accountability: Disclosures, and becomes effective for annual reporting periods beginning on or after January 1, 2027

The Company has not early adopted the above amendments and is in process of assessing the potential impact on the financial statements.

Sale and leaseback transactions

When a vessel is sold and subsequently leased back by the Company, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Company determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Company measures the right-of- use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Company continues to recognize the transferred vessel and recognizes a financial liability equal to the transferred proceeds. Please refer to Note 8(c), for the description of the nature of the sale and leaseback arrangement the Company entered into in the nine months period ended September 30, 2024.

3            Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	September 30, 2024	December 31, 2023
Cash on hand	54	11
Cash at banks	59,650	74,191
Total cash and cash equivalents	59,704	74,202

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at September 30, 2024 and December 31, 2023, was $59,704 and $74,202, respectively.

As at September 30, 2024 and December 31, 2023, the Company had pledged an amount of $3,848 and $3,620, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at September 30, 2024 was $3,848, $2,725 included in non-current assets and $1,123 included in current assets. The fair value of the restricted cash as at December 31, 2023 was $3,620, $3,530 included in non-current assets and $90 included in current assets as at December 31, 2023. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4              Transactions with Related Parties

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively. Following the successful delivery of the newbuilding vessel Hull NE442, named GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024 to the consultant as per the aforementioned award. The remaining $1.5 million for the successful delivery of the newbuilding vessel Hull NE443, named GLBS Magic, has been awarded but not paid yet to the consultant and as at September 30, 2024 is included in the “Trade and other accounts payable” line of the Condensed Consolidated Statement of Financial Position.

Details and nature of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2024 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2023, included in the 2023 Annual Report. As of September 30, 2024 the balance due to Related parties was $1,812 ($184 as of December 31, 2023) and are included in Trade and other accounts payables in the accompanying Statement of Financial Position.

In August 2024, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the rate of Euro 27,500 (absolute amount) and with a lease period ending of August 4, 2027 (see also Note 10) as the previous rental agreement with F.G. Europe had expired. The Company does not presently own any real estate.

5             Vessels, net and Advances for vessel acquisition

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2024	181, 258	(86,232)	16,245	(10,714)	100,557
Additions	107,673	-	2,756	-	110,429
Reversal of Impairment	1,891	-	-	-	1,891
Depreciation & Amortization	-	(3,822)	-	(2,404)	(6,226)
Sale of vessel	(21,283)	10,694	(5,233)	4,453	(11,369)
Balance at September 30, 2024	269,539	(79,360)	13,768	(8,665)	195,282

For the purpose of the unaudited condensed consolidated statement of comprehensive income/(loss), depreciation, as stated in the income statement component, comprises the following:

	For the Three months ended September 30, 2024	For the Three months ended September 30, 2023	For the Nine months ended September 30, 2024	For the Nine months ended September 30, 2023
Vessels’ depreciation	1,379	1,086	3,822	3,400
Depreciation on office furniture and equipment	10	11	27	34
Depreciation of right of use asset	76	78	232	234
Total	1,465	1,175	4,081	3,668

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million (absolute amount), before commissions, to an unaffiliated third party.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5             Vessels, net and Advances for vessel acquisition (continued)

Following the agreement to sell Moon Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891, during the second quarter of 2024. The vessel was delivered to its new owners on July 8, 2024.

As of September 30, 2024 the Company assessed that no indication for impairment or reversal existed for the remaining vessels in the fleet.

Reversal of impairment was recognized for the first nine months of 2023 amounting to $4,400 following the agreement to sell Sun Globe.

6             Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	September 30,	December 31,
	2024	2023
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at September 30, 2024 and 2023 the Company had 20,582,301 shares issued and fully paid. During the periods ended September 30, 2024 and 2023 no new shares were issued.

As at September 30, 2024, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premiums include the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. At September 30, 2024 and December 31, 2023, Globus share premium amounted to $284,406.

As at September 30, 2024 and December 31, 2023, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2023 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at September 30, 2024 and December 31, 2023, no PP Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at September 30, 2024 and December 31, 2023, no December 2020 Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at September 30, 2024 and December 31, 2023, no January 2021 Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at September 30, 2024 and December 31, 2023, no February 2021 Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at September 30, 2024 and December 31, 2023, no June 2021 Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6             Share Capital and Share Premium (continued)

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at September 30, 2024, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

As at September 30, 2024, the Company had no common shares awarded under the Plan.

7             Earnings/(Loss) per Share

Basic earnings / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income / (loss) for the period attributable to Globus common shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As the Company reported losses for the three-month ended September 30, 2024 the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS. As for the three-month ended September 30, 2023, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the three-month period ended September 30, 2023, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As for the nine-month ended September 30, 2024 and 2023, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the nine-month periods ended September 30, 2024 and 2023, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income per common share:

	For the Three months ended September 30,		For the Nine months ended September 30,
	2024	2023	2024	2023
Income / (Loss) attributable to common equity holders	$(550)	$3,469	$2,430	$4,894
Weighted average number of shares – basic and diluted	20,582,301	20,582,301	20,582,301	20,582,301
Net income/(loss) per common share – basic and diluted	$(0.03)	$0.17	$0.12	$0.24

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8      Long-Term Debt, net

Long-term debt (a&b) and financial liabilities (c) in the condensed consolidated statement of financial position is analysed as follows:

Borrower		Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Devocean Maritime Ltd., Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited.	45,528	(438)	(230)	500	45,360

(b)	Calypso Shipholding S.A.	22,705	(352)	-	148	22,501

	Total Long-term debt at September 30, 2024	68,233	(790)	(230)	648	67,861
	Less: Current Portion	(6,771)	275	143	(648)	(7,001)
	Long-Term Portion	61,462	(515)	(87)	-	60,860

(c)	Daxos Maritime Limited	27,817	(304)	-	(104)	27,409
	Total Financial liabilities at September 30, 2024	27,817	(304)	-	(104)	27,409
	Less: Current Portion	(1,095)	28	-	104	(963)
	Long-Term Portion	26,722	(276)	-	-	26,446

	Total Long-term debt at December 31, 2023	52,620	(624)	(358)	621	52,259
	Less: Current Portion	(6,258)	227	152	(621)	(6,500)
	Long-Term Portion	46,362	(397)	(206)	-	45,759

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

In more detail:

(a)	In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months.

Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT loan facility.

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of two additional borrowers in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70% for the whole CIT loan facility. The Company considered that the August 2023 amendments to the CIT Loan Facility did not substantially modify CIT Loan Facility’s terms and the Company recognised a gain on modification amounted to $417 that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income. On August 10, 2023, the Company fully drew the top up amount of $25 million.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8      Long-Term Debt, net (continued)

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe. On May 10, 2023 the Company prepaid the total remaining amount of $3,674 of the loan of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe. On August 29, 2023 the Company prepaid the total remaining amount of $3,276 of the loan of Domina Maritime Ltd (the owning company of the vessel Sky Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe. On September 7, 2023 the Company prepaid the total remaining amount of $3,555 of the loan of Dulac Maritime S.A. (the owning company of the vessel Star Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023.

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe. On June 27, 2024 the Company prepaid the total remaining amount of $2,567 of the loan of Artful Shipholding S.A. (the owning company of the vessel Moon Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on July 8, 2024.

The Company was in compliance with the covenants of CIT loan facility as at September 30, 2024.

(b)	On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million (absolute amount) bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly instalments of $295 each, and $17.1 million (absolute amount) to be paid together with the 20th (and last) instalment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million (absolute amount), being the loan amount minus the upfront fee of $0.35 million (absolute amount).

The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover, meaning that the market value of the vessel plus the net realizable value of any additional security is below 120% of the outstanding balance of the loan.

The Company was in compliance with the covenant of Marguerite Maritime S.A. loan facility as at September 30, 2024.

(c)	On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and leaseback agreement with SK Shipholding S.A. ("buyer-lessor"), a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS Might,” which was delivered from the relevant shipyard on August 20, 2024. The Company will transfer the legal ownership of the vessel to the buyer-lessor upon delivery of the vessel from the shipyard (refer to Note 10) and agreed to charter the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company received $2.8 million, being the 10% advance deposit of the sale price as per MOA. On August 16, 2024, the Company drew down the remaining 90% of the purchase price, being $25.2 million (absolute amount) as per the sale and leaseback agreement. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the condensed consolidated statement of financial position as of September 30, 2024.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8      Long-Term Debt, net (continued)

The contractual annual loan principal payments to First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility and Marguerite Maritime S.A. loan agreement to be made subsequent to September 30, 2024, were as follows:

September 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.	SK Shipholding S.A.	Total
2025	5,591	1,180	1,095	7,866
2026	20,937	1,180	1,095	23,212
2027	19,000	1,180	1,107	21,287
2028	-	1,180	1,168	2,348
2029 and thereafter	-	17,985	23,352	41,337
Total	45,528	22,705	27,817	96,050

9      Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

10    Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately ten months as at September 30, 2024, assuming redelivery at the earliest possible date. As at December 31, 2023, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at September 30, 2024 and December 31, 2023, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	September 30, 2024	December 31, 2023
Within one year	21,013	8,060
Total	21,013	8,060

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,635 and $4,036 for the three-month periods ended September 30, 2024 and 2023, respectively and $10,111 and $13,098 for the nine-month periods ended September 30, 2024 and 2023, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $5,223 and $3,553 for the three-month periods ended September 30, 2024 and 2023 and $15,794 and $10,724 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Office lease contract

As further discussed in Note 4 the Company has recognised a right of use asset and a corresponding liability with respect to the new rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10    Commitments (continued)

The depreciation charge for right-of-use assets for the three-month period ended September 30, 2024 and 2023, was approximately $76 and $78, respectively and for the nine-month period ended September 30, 2024 and 2023, was approximately $232 and $234, respectively. The interest expense on lease liability for the three-month period ended September 30, 2024 and 2023, was approximately $24 and $6, respectively and for the nine-month period ended September 30, 2024 and 2023, was approximately $29 and $23, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income under depreciation and interest expense and finance costs, respectively.

At September 30, 2024 and December 31, 2023, the current lease liabilities amounted to $329 and $188, respectively, and the non-current lease liabilities amounted to $608 and nil, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million (absolute amount) for both vessels under construction and in August 2024 the Company paid the 2nd instalment of $7.5 million (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to September 30, 2024, were as follows:

	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
October 1, 2024 to September 30, 2025	3,760	-	3,760
October 1, 2025 to September 30, 2026	26,530	7,520	34,050
October 1, 2026 to November 30, 2026	-	22,770	22,770
Total	30,290	30,290	60,580

11    Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.22 of the 2023 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
September 30, 2024
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	143	-	143	-	143
Current portion of fair value of derivative financial instruments	427	-	427	-	427
	570

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11    Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
September 30, 2024
	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	68,233	-	70,061	-	70,061
Financial liabilities	27,817	-	28,224	-	28,224
	96,050

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	495	-	495	-	495
Current portion of fair value of derivative financial instruments	808	-	808	-	808
	1,303

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	52,620	-	54,107	-	54,107
	52,620

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12    Events after the reporting date

Acquisition of new vessels

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels(the “Vessels”), a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt for a purchase price of $26.5 million, both financed with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million of the purchase price for the 2016-built Vessel has been paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the 2014-built Vessel will be paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement.

On November 19, 2024, the Company took delivery of the m/v “GLBS Angel”, a 2016-built Kamsarmax dry bulk carrier.

Delivery of the 2014-built Kamsarmax vessel is expected within December 2024.